FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes _____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding projects progress of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on December 30, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON PROGRESS OF PROJECTS

This announcement is issued pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International Inc. (the “Company”) announces that the 2 x 660 MW coal-fired generation units (a total of 1,320 MW) of the “Closing down smaller generation units and replaced with bigger ones” project of Zhejiang Huaneng Changxing Power Plant (which is wholly-owned by the Company) has recently put into operation. The Changxing’s “Closing down smaller generation units and replaced with bigger ones” project is the Company’s first high efficiency ultra-supercritical generation unit project using the domestic 660 MW coal-fired generation unit with the highest specifications, and is also the supporting project in which the Company implemented the technology on collaborative governance of flue gas of coal-fired generation units with each of the technological, economic and environmental indicators meeting the designed values.

Meanwhile, the Company’s second F-grade natural gas combined cycle unit (with 467 MW) of Huaneng Chongqing Liangjiang Gas-fired Power Plant, the Company’s 20 x 2 MW wind turbines (a total of 40 MW) in Yunnan Wenbishan Wind Farm, the Company’s 40 x 2 MW wind turbines (a total of 80 MW) in Hunan Subaoding Wind Farm and the Company’s 100 x 2 MW wind turbines (a total of 200 MW) in Gansu Anbei Third Wind Farm have also put into operation recently. All the above projects are wholly-owned by the Company.

To-date, the Company’s controlled generation capacity has increased from 67,861 MW to 69,968 MW, and the equity generation capacity has increased from 61,134 MW to 63,241 MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director):

Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC
30 December 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:  December 30, 2014